SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Patheon N.V.
 (Name of Issuer)

Ordinary Shares, par value €0.01 per share
 (Title of Class of Securities)

N6865W105
(CUSIP Number)

August 29, 2017
(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6865W105	Schedule 13G	Page 1 of 4 Pages

1	NAMES OF REPORTING PERSONS

Koninklijke DSM N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.0%

12	TYPE OF REPORTING PERSON
CO

CUSIP No. N6865W105	Schedule 13G	Page 2 of 4 Pages

ITEM 1.	(a)	Name of Issuer:

Patheon N.V. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Evert van de Beekstraat 104
1118 CN, Amsterdam Schiphol
The Netherlands.

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of Koninklijke DSM N.V. (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Persons is HET Overloon 1, 6411 TE Heerlen, Netherlands.

(c)	Citizenship of each Reporting Person is:

The Netherlands.

(d)	Title of Class of Securities:

Ordinary shares, €0.01 par value per share (the “Ordinary Shares”).

(e)	CUSIP Number:

N6865W105

ITEM 3.

Not applicable.

ITEM 4.	Ownership

(a)	Amount beneficially owned:

This amendment to Schedule 13G is being filed on behalf of the Reporting Person to report that, as of August 29, 2017, the Reporting Person does not beneficially own any Ordinary Shares.

(b)	Percent of Class:

See Item 4(a) hereof.

CUSIP No. N6865W105	Schedule 13G	Page 3 of 4 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 0
(iv)	shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

CUSIP No. N6865W105	Schedule 13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 30, 2017

KONINKLIJKE DSM N.V.

By:	/s/ Hugh C. Welsh
Name:	Hugh C. Welsh
Title:	President, DSM North America